COOPERATION AGREEMENT

This Cooperation Agreement (this "Agreement") is made by and between J. Alexander's Holdings, Inc. (the "Company"), on the one hand, and Ancora Advisors, LLC ("Ancora"), Ancora Merlin Institutional LP, Ancora Merlin LP, Ancora Catalyst Institutional LP, Ancora Catalyst LP, Ancora/Thelen Small-Mid Cap Mutual Fund and Frederick DiSanto (collectively, the "Ancora Parties" and individually a "Member" of the Ancora Parties), on the other hand, on behalf of themselves and their respective Affiliates (as defined below) (the Company and the Ancora Parties together, collectively, the "Parties").

WHEREAS, the Ancora Parties beneficially own an aggregate of 1,210,917 shares of common stock, par value $0.001 (the "Common Stock"), of the Company issued and outstanding on the date hereof;

WHEREAS, the Parties have determined that it is in their respective best interests to come to an agreement with respect to the appointment of a nominee of the Ancora Parties to the Company's Board of Directors (the "Board") and certain other matters, as provided in this Agreement; and

NOW, THEREFORE, in consideration of and reliance upon the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:

1. Board Matters & Voting.

(a) The Company shall, effective immediately following the execution of this Agreement, (i) increase the size of the Board to seven directors and (ii) appoint Carl J. Grassi (the "Appointee") as a Class II director of the Company with a term expiring at the Company's 2020 annual meeting of shareholders (the "2020 Annual Meeting").

(b) Provided that the Ancora Parties continue to Beneficially Own (as defined below) in the aggregate at least 3.0% of the Company's then outstanding Common Stock (subject to adjustment for reclassification and other equitable adjustments) (the "Company Ownership Level Minimum"), the Company shall include Appointee in the Company's slate of nominees for election as a Class II director of the Company at the 2020 Annual Meeting and shall use commercially reasonable efforts to cause the election of Appointee to the Board at the 2020 Annual Meeting (including recommending that the Company's shareholders vote in favor of the election of Appointee, including Appointee in the Company's proxy statement for the 2020 Annual Meeting and otherwise supporting Appointee for election in a manner no less rigorous and favorable than the manner in which the Company supports its other nominees in the aggregate).

(c) If, during the Standstill Period, Appointee resigns from the Board or is rendered unable (due to death or disability) to, or refuses to, serve on the Board, and at such time the Ancora Parties Beneficially Own in the aggregate the Company Ownership Level Minimum, the Ancora Parties shall be entitled to designate a replacement (who shall qualify as "independent" pursuant to the rules of The New York Stock Exchange and the applicable rules and regulations of the Securities and Exchange Commission ("SEC")) for Appointee who shall be recommended by the Company's Nominating and Corporate Governance Committee and approved by the Board (such recommendation and approval not to be unreasonably withheld, conditioned or delayed). If such proposed designee is not approved by such committee or the Board, the Ancora Parties shall be entitled to continue designating a replacement, subject to the terms of this Section 1(c), until such proposed designee is approved by such committee and the Board (a "Replacement"), and, following such approval by such committee and the Board, the Company shall take all necessary action to promptly appoint such person to the Board. Further, the Board and all applicable committees thereof shall take all necessary actions to appoint any Replacement to any applicable committee(s) of the Board of which the Appointee was a member immediately prior to such Appointee's resignation or removal, provided that such Replacement is qualified to serve on any such committee(s) of the Board.

(d)   The Company shall include within its definitive proxy statement for the 2020 Annual Meeting a proposal to amend the Company's Amended and Restated Charter (the "Charter") to provide for majority voting in uncontested director elections.

(e)   Upon the appointment of Appointee to the Board, Appointee shall be appointed to the Board's Compensation Committee. In addition, upon the reasonable request of Appointee, the Board shall consult with Appointee regarding the appointment of Appointee to one or more other committees of the Board, with the understanding that the intent of the Parties is that Appointee or any Replacement shall be considered for membership on committees of the Board in a similar manner to other members of the Board. Appointee shall have the same right as other members of the Board to be invited to attend meetings of committees of the Board of which Appointee is not a member. Further, in the event the Board establishes any new committee(s) of the Board during the Standstill Period, Appointee shall be appointed to such committee(s), provided that Appointee is qualified to serve on any such committee(s) of the Board.

(f)   While Appointee or the Replacement serves as a director of the Board, Appointee or the Replacement, as the case may be, shall receive compensation (including equity based compensation, if any) for the Board and committee meetings attended, an annual retainer and benefits (including expense reimbursements) on the same basis as all other non-employee directors of the Company.

(g)   At all times while serving as a member of the Board, Appointee or the Replacement, as the case may be, will be governed by the same protections and obligations regarding confidentiality, conflicts of interest, related party transactions, fiduciary duties, codes of conduct, trading and disclosure policies, director resignation policy, and other governance guidelines and policies of the Company as other directors, as amended from time to time (collectively, "Company Policies"), and shall have the same rights and benefits, including with respect to insurance, indemnification, compensation and fees, as are applicable to all independent directors of the Company. The Company shall make available to Appointee or the Replacement copies of all Company Policies not publicly available on the Company's website. At all times while Appointee or the Replacement is serving as a member of the Board, (i) Appointee or the Replacement shall not disclose to the Ancora Parties, any Member of the Ancora Parties or any "Affiliate" or "Associate" (as each is defined in Rule 12b-2 promulgated by the SEC pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of each such Member of the Ancora Parties (collectively and individually, the "Ancora Affiliates") or any other person or entity not affiliated with the Company any confidential information of the Company, and (ii) each

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Member of the Ancora Parties shall not, and shall cause the Ancora Affiliates not to, seek to obtain confidential information of the Company from Appointee or the Replacement.

(h)   Notwithstanding anything to the contrary in this Agreement, the rights and privileges set forth in this Agreement shall be personal to the Ancora Parties and may not be transferred or assigned to any individual, corporation, partnership, limited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature (each, a "Person"), except that the Ancora Parties shall be permitted to transfer or assign this Agreement to their respective Affiliates.

(i)   For purposes of this Agreement, the term "Beneficially Own" or variations thereof shall have the meaning set forth in Rule 13d-3 promulgated under the Exchange Act.

2.   Standstill and Voting.

(a)   The Ancora Parties each agree that during the Standstill Period, the Ancora Parties, any Member of the Ancora Parties and the Ancora Affiliates will not (and they will not assist or encourage others to), directly or indirectly, in any manner, without prior written approval of the Board:

(i)   take any actions, including acquiring, seeking to acquire or agreeing to acquire (directly or indirectly, whether by market purchases, private purchases, tender or exchange offer, through the acquisition of control of another person, by joining a "group" (within the meaning of Section 13(d)(3) of the Exchange Act), through swap or hedging transactions or otherwise) any shares of Common Stock (or Beneficial Ownership thereof) or any securities convertible or exchangeable into or exercisable for any shares of Common Stock (or Beneficial Ownership thereof) (including any derivative securities or any other rights decoupled from the underlying securities of the Company) such that the Ancora Parties would Beneficially Own in excess of 9.9% of the outstanding shares of Common Stock;

(ii)   (A) knowingly encourage, advise or influence any other Person or knowingly assist any third party in so encouraging, assisting or influencing any other Person with respect to the giving or withholding of any proxy, consent or other authority to vote or in conducting any type of referendum (other than such encouragement, advice or influence that is consistent with Company management's recommendation in connection with such matter) or (B) advise, influence or encourage any Person with respect to, or effect or seek to effect, whether alone or in concert with others, the election, nomination or removal of a director other than as permitted by Section 1;

(iii)   solicit proxies or written consents of shareholders or conduct any other type of referendum (binding or non-binding) (including any "withhold," "vote no" or similar campaign) with respect to the shares of Common Stock, or from the holders of the shares of Common Stock, or become a "participant" (as such term is defined in Instruction 3 to Item 4 of Schedule 14A promulgated under the Exchange Act) in or knowingly encourage or assist any third party in any "solicitation" of any proxy, consent or other authority (as such terms are defined under the Exchange Act) to vote any shares of Common Stock (other than any encouragement, advice or influence that is consistent with Company management's recommendation in connection with such matter);

(iv) (A) form or join in a "group" with respect to any shares of Common Stock (other than a "group" solely consisting of the Ancora Parties or Ancora Affiliates), (B) grant any proxy, consent or other authority to vote with respect to any matters to be voted on by the Company's shareholders (other than to the named proxies included in the Company's proxy card for any annual meeting or special meeting of shareholders or in accordance with Section 2(b)) or (C) agree to deposit or deposit any shares of Common Stock or any securities convertible or exchangeable into or exercisable for any such shares of Common Stock in any voting trust or similar arrangement (other than (I) to the named proxies included in the Company's proxy card for any Shareholders Meeting, (II) customary brokerage accounts, margin accounts, prime brokerage accounts and the like and (III) any agreement solely among the Ancora Parties or Ancora Affiliates);

(v) without the approval of the Board, separately or in conjunction with any third party in which it is or proposes to be either a principal, partner or financing source or is acting or proposes to act as broker or agent for compensation, propose (publicly or privately) or effect any tender offer or exchange offer, merger, acquisition, reorganization, restructuring, recapitalization or other business combination involving the Company or a material amount of the assets or businesses of the Company or actively encourage, initiate or support any other third party in any such activity; provided, however, that the Ancora Parties and Ancora Affiliates shall be permitted to (i) sell or tender their shares of Common Stock, and otherwise receive consideration, pursuant to any such transaction and (ii) vote on any such transaction in accordance with Section 2(b);

(vi) present at any annual meeting or any special meeting of the Company's shareholders any proposal for consideration for action by the shareholders;

(vii) take any action in support of or make any proposal or request that constitutes: (A) controlling, changing or influencing the Board, management or policies of the Company, including any plans or proposals to change the number or term of directors or the removal of any directors, or to fill any vacancies on the Board (except as set forth in Section 1); (B) any material change in the capitalization, stock repurchase programs and practices or dividend policy of the Company; (C) any other material change in the Company's management, business or corporate structure; (D) seeking to have the Company waive or make amendments or modifications to the Company's Charter (except as set forth in Section 1) or the Bylaws, or other actions that may impede or facilitate the acquisition of control of the Company by any person; (E) causing a class of securities of the Company to be delisted from, or to cease to be authorized to be quoted on, any securities exchange; or (F) causing a class of securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

(viii) make any request for shareholder list materials or other books and records of the Company under Section 48-26-102 of the Tennessee Code or otherwise; provided, that if Appointee makes such a request solely in Appointee's capacity as a director in a manner consistent with his fiduciary duties to the Company, such material and other books and records may not be shared with any other Ancora Party, Member of the Ancora Parties or Ancora Affiliate, notwithstanding any other provision of this Agreement);

(ix) institute, solicit, join (as a party) or knowingly assist any litigation, arbitration or other proceeding against the Company or any of its current or former directors or officers (including derivative actions), other than (A) litigation by the Ancora Parties to enforce the provisions of this Agreement, (B) counterclaims with respect to any proceeding initiated by, or on behalf of, the Company or its Affiliates against the Ancora Parties or Appointee or the Replacement and (C) the exercise of statutory appraisal rights; provided that the foregoing shall not prevent the Ancora Parties from responding to or complying with a validly issued legal process (and the Company agrees that this Section 2(a)(ix) shall apply *mutatis mutandis* to the Company and its directors, officers, partners, members, employees, agents (in each case, acting in such capacity) and Affiliates with respect to the Ancora Parties);

(x) encourage, facilitate, support, participate in or enter into any negotiations, agreements, arrangements or understandings with respect to, the taking of any actions by any other Person in connection with the foregoing that is prohibited to be taken by the Ancora Parties; or

(xi) request that the Company, directly or indirectly, amend or waive any provision of this Section 2 (including this clause (a)(xi)), other than through non-public communications with the Company that would not reasonably be expected to trigger public disclosure obligations for any party.

The foregoing provisions of this Section 2(a) shall not be deemed to prevent any Member of the Ancora Parties from (i) communicating privately with the Board or any of the Company's senior officers regarding any matter, so long as such communications are not intended to, and would not reasonably be expected to, require the Company or any Member of the Ancora Parties to make public disclosure with respect thereto, (ii) communicating privately with shareholders of the Company and others in a manner that does not otherwise violate this Section 2(a) or (iii) taking any action necessary to comply with any law, rule or regulation or any action required by any governmental or regulatory authority or stock exchange that has, or may have, jurisdiction over any Member of the Ancora Parties. Furthermore, for the avoidance of doubt, nothing in this Agreement shall be deemed to restrict in any way the Appointee or a Replacement in the exercise of his or her fiduciary duties under applicable law as a director of the Company.

(b) At any meeting of the Company's shareholders during the Standstill Period (whether annual or special and whether by vote or by written consent) (each a "Shareholder Meeting"), the Ancora Parties and the Members of the Ancora Parties shall vote all shares of Common Stock Beneficially Owned by them in accordance with the recommendation of the Board with respect to (i) the election, removal and/or replacement of directors (a "Director Proposal"), (ii) the ratification of the appointment of the Company's independent registered public accounting firm and (iii) any other proposal submitted to the Company's shareholders at a Shareholder Meeting, in each case as such recommendation of the Board is set forth in the applicable definitive proxy statement filed in respect thereof; provided, however, that in the event both Institutional Shareholder Services Inc. ("ISS") and Glass Lewis & Co., LLC ("Glass Lewis") make a recommendation that differs from the recommendation of the Board with respect to any proposal submitted to the shareholders at any Shareholder Meeting (other than Director Proposals), the Ancora Parties and the Members of the Ancora Parties are permitted to vote the shares of Common Stock Beneficially Owned by them at such Shareholder Meeting in accordance with the ISS and Glass Lewis recommendation; provided, further, that in the event the Appointee or the Replacement has voted against any publicly announced proposal relating to a merger, acquisition, disposition of all or substantially all of the assets of the Company and its subsidiaries or other business combination involving the Company, in each case, that requires a vote of the Company's shareholders, the Ancora Parties and the Members of the Ancora Parties shall be entitled to vote the shares of Common Stock Beneficially Owned by them in their sole discretion with respect to such proposal.

(c)   The "Standstill Period" shall begin as of the date of this Agreement and shall remain in full force and effect until the earlier of (i) the day that is 60 calendar days prior to the date of the 2021 annual meeting of shareholders of the Company (the "2021 Annual Meeting") and (ii) the calendar day immediately following any public announcement by the Company that it has abandoned its previously announced strategic review process (it being acknowledged and agreed that if the Company abandons its strategic review process through the affirmative decision of the Board, it shall make a public announcement thereof no later than two business days after such abandonment, if any). In the event the Standstill Period expires on any date that is later than the 10th calendar day prior to the deadline for shareholder nominations of director candidates for the 2021 Annual Meeting, the Company shall take all necessary action to extend such nomination deadline for an additional 10 calendar days following expiration of the Standstill Period.

3.   Non-Disparagement. During the Standstill Period, (a) the Ancora Parties shall not, and shall cause their respective directors, officers, partners, members, employees, agents (in each case, acting in such capacity) and Affiliates not to make, or cause to be made, by press release or other public statement to the press or media, any statement or announcement that constitutes an ad hominem attack on, or otherwise disparages (as distinct from objective statements reflecting business criticism), the Company, its officers or its directors or any person who has served as an officer or director of the Company in the past and (b) the Company shall not, and shall cause its directors, officers, partners, members, employees, agents (in each case, acting in such capacity) and Affiliates not to, make, or cause to be made, by press release or other public statement to the press or media, any statement or announcement that constitutes an ad hominem attack on, or otherwise disparages (as distinct from objective statements reflecting business criticism), the Ancora Parties, the Members of the Ancora Parties or their respective officers or directors or any person who has served as an officer or director of an Ancora Party in the past). The foregoing shall not prevent the making of any factual statement including in any compelled testimony or production of information, either by legal process, subpoena, or as part of a response to a request for information from any governmental authority with purported jurisdiction over the party from whom information is sought.

4.   Director Information. As a condition to the Appointee's or the Replacement's appointment to the Board and any subsequent nomination for election as a director at the 2020 Annual Meeting, the Appointee or the Replacement, as the case may be, will provide any information the Company reasonably requires, including information required to be disclosed in a proxy statement or other filing under applicable law, stock exchange rules or listing standards, information in connection with assessing eligibility, independence and other criteria applicable to

directors or satisfying compliance and legal obligations, and will consent to appropriate background checks, to the extent, in each case, consistent with the information and background checks required by the Company in accordance with past practice with respect to other members of the Board. If, following the completion of the Company's initial background review process, the Board learns that the Appointee or the Replacement, as the case may be, has committed, been indicted or charged with, or made a plea of *nolo contendre* to a felony or a misdemeanor involving moral turpitude, deceit, dishonesty or fraud, then the Board may request that the Appointee or the Replacement, as the case may be, resign from the Board and, in such case, the resulting vacancy shall be filled in the manner set forth in Section 1(c) of this Agreement.

5.   Disclosure of this Agreement. On the date of this Agreement, the Company and the Ancora Parties shall jointly issue a press release (the "Press Release") announcing this Agreement, substantially in the form attached hereto as Exhibit A. Prior to the issuance of the Press Release, neither the Company nor the Ancora Parties shall issue any press release or public announcement regarding this Agreement or take any action that would require public disclosure thereof without the prior written consent of the other Party. No Party or any of its Affiliates shall make any public statement (including, without limitation, in any filing required under the Exchange Act) concerning the subject matter of this Agreement inconsistent with the Press Release. During the period commencing on the date hereof and ending on the date this Agreement terminates in accordance with Section 15, no Party shall make any public announcement or statement that is inconsistent with or contrary to the statements made in the Press Release, except as required by law or the rules and regulations under any stock exchange or governmental entity with the prior written consent of the Ancora Parties and the Company, as applicable, and otherwise in accordance with this Agreement. Notwithstanding the foregoing, (i) the Company acknowledges and agrees that the Ancora Parties may file this Agreement as an exhibit to an amendment to Ancora's Schedule 13D within two business days of the execution of this Agreement and (ii) the Ancora Parties acknowledge and agree that the Company may file this Agreement as an exhibit to a Current Report on Form 8-K within four business days of the execution of this Agreement.

6.   Representations and Warranties.

(a)   The Company represents and warrants to the Ancora Parties that: (a) the Company has the requisite corporate power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind it hereto and thereto; (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles; and (c) the execution, delivery and performance of this Agreement by the Company does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Company or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

(b)   Each of the Ancora Parties represents and warrants to the Company that: (a) each Ancora Party and the authorized signatory of such Ancora Party set forth on the signature page hereto has the requisite power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind it hereto and thereto; (b) this Agreement has been duly authorized, executed and delivered by such Ancora Party, constitutes a valid and binding obligation and agreement of such Ancora Party and is enforceable against such Ancora Party in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles; (c) the execution, delivery and performance of this Agreement by such Ancora Party does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to Ancora or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such Ancora Party is a party or by which it is bound; and (d) as of the date of this Agreement, (i) the Ancora Parties Beneficially Own in the aggregate 1,210,917 shares of Common Stock, (ii) the Ancora Parties have no other equity interest in, or rights or securities to acquire through exercise, conversion or otherwise, any equity interest in the Company and (iii) none of the Ancora Parties is a party to any swap or hedging transactions or other derivative agreements of any nature with respect to any shares of Common Stock.

7.   Expenses. Each Party to this Agreement shall bear and pay all fees, costs and expenses that have been incurred or that are incurred in the future by such Party in connection with, relating to or resulting from such Party's efforts and actions, and any preparations therefor, prior to the execution and delivery of this Agreement; provided, however, that the Company agrees to reimburse the Ancora Parties for their reasonable and documented expenses in connection with the negotiation, execution and effectuation of this Agreement in an amount not to exceed $30,000 in the aggregate.

8.   Amendment in Writing. This Agreement and each of its terms may only be amended, waived, supplemented or modified in a writing signed by the signatories hereto or their respective clients.

9.   Governing Law/Venue/Waiver of Jury Trial/Jurisdiction. Each of the Parties (a) irrevocably and unconditionally consents to submit itself to the exclusive personal jurisdiction of the courts of the State of Tennessee or, if unavailable, the federal court in the State of Tennessee, in each case sitting in the City of Nashville in the State of Tennessee in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it shall not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than state and federal courts of the State of Tennessee sitting in the City of Nashville, and each of the Parties irrevocably waives the right to trial by jury, (d) agrees to waive any bonding requirement under any applicable law, in the case any other Party seeks to enforce the terms by way of equitable relief, and (e) irrevocably consents to service of process by a reputable overnight delivery service, signature requested, to the

address of such Party's principal place of business or as otherwise provided by applicable law. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING WITHOUT LIMITATION VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF TENNESSEE APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH STATE.

10.   Specific Performance. The Parties expressly agree that an actual or threatened breach of this Agreement by any Party will give rise to irreparable injury that cannot adequately be compensated by damages. Accordingly, in addition to any other remedy to which it may be entitled, each Party shall be entitled to a temporary restraining order or injunctive relief to prevent a breach of the provisions of this Agreement or to secure specific enforcement of its terms and provisions, and each Party agrees it will not take any action, directly or indirectly, in opposition to another Party seeking relief. Each of the Parties agrees to waive any requirement for the security or posting of any bond in connection with any such relief.

11.   Severability. If at any time subsequent to the date hereof, any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this Agreement.

12.   Non-Waiver. No failure or delay by a Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

13.   Entire Agreement. This Agreement constitutes the full, complete and entire understanding, agreement, and arrangement of and between the Parties with respect to the subject matter hereof and supersedes any and all prior oral and written understandings, agreements and arrangements between them. There are no other agreements, covenants, promises or arrangements between the Parties other than those set forth in this Agreement (including the attachments hereto).

14.   Notice. All notices and other communications which are required or permitted hereunder shall be in writing and shall be deemed validly given, made or served, when delivered in person or sent by overnight courier, when actually received during normal business hours, or upon confirmation of receipt when sent by e-mail (provided that such confirmation is not automatically generated), at the address specified in this Section 14:

If to the Company:

> J. Alexander's Holdings, Inc.
> 3401 West End Avenue, Suite 260
> P.O Box 24300
> Nashville, Tennessee 37202
> Attention: Mark Parkey, President and Chief Executive Officer
> Email: mparkey@jalexanders.com

with a copy, which will not constitute notice, to:

Bass, Berry & Sims PLC
150 Third Avenue South, Suite 2800
Nashville, Tennessee 37201
Attention: F. Mitchell Walker, Jr.
Email: mwalker@bassberry.com

If to Ancora:

Ancora Advisors, LLC
6060 Parkland Boulevard, Suite 200
Cleveland, Ohio 44124
Attention: James Chadwick
                    Jason Geers
Email: jchadwick@ancora.net
                    jgeers@ancora.net

with a copy, which will not constitute notice, to:

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
Attention: Steve Wolosky
                    Ryan Nebel
Email: swolosky@olshanlaw.com
                    rnebel@olshanlaw.com

15.   Termination. This Agreement shall cease, terminate and have no further force and effect upon the expiration of the last day of the Standstill Period as set forth in Section 2(c), unless earlier terminated by mutual written agreement of the Parties; provided that the last sentence of Section 2(c) and the entirety of Sections 7 through 20 shall survive the termination of this Agreement.

16.   Further Assurances. The Ancora Parties and the Company agree to take, or cause to be taken, all such further or other actions as shall reasonably be necessary to make effective and consummate the transactions contemplated by this Agreement.

17.   Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign or otherwise transfer either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties; provided, however, that the Ancora Parties may assign this Agreement as set forth in Section 1(h). Any purported transfer requiring consent without such consent shall be void.

18.   No Third Party Beneficiaries. This Agreement is solely for the benefit of the Parties and is not enforceable by any other Person.

19.   Interpretation. Each of the Parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed this Agreement with the advice of such counsel. Each Party and its counsel cooperated and participated in the drafting and preparation of this Agreement, and any and all drafts relating thereto exchanged among the Parties shall be deemed the work product of all of the Parties and may not be construed against any Party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted or prepared it is of no application and is hereby expressly waived by each of the Parties, and any controversy over interpretations of this Agreement shall be decided without regard to events of drafting or preparation.

20.   Counterparts. This Agreement may be executed by the Parties in separate counterparts (including by fax, jpeg, .gif, .bmp and .pdf), each of which when so executed shall be an original, but all such counterparts shall together constitute one and the same instrument.

[*The remainder of this page is left blank intentionally.*]



IN WITNESS WHEREOF, the Parties hereto have each executed this Agreement on the date set forth below.

Dated: April 20, 2020

J. ALEXANDER'S HOLDINGS, INC.

By: /s/ Mark A. Parkey
Name: Mark A. Parkey
Title: President and Chief Executive Officer

ANCORA ADVISORS, LLC

By: ______________________
Name: Frederick DiSanto
Title: Chairman and Chief Executive Officer

ANCORA MERLIN INSTITUTIONAL LP

By: Ancora Advisors, LLC, its General Partner

By: ______________________
Name: Frederick DiSanto
Title: Chairman and Chief Executive Officer

ANCORA MERLIN LP

By: Ancora Advisors, LLC, its General Partner

By: ______________________
Name: Frederick DiSanto
Title: Chairman and Chief Executive Officer

ANCORA CATALYST INSTITUTIONAL LP

By: Ancora Advisors, LLC, its General Partner

By: ______________________
Name: Frederick DiSanto
Title: Chairman and Chief Executive Officer

[Signature Page to Cooperation Agreement]

IN WITNESS WHEREOF, the Parties hereto have each executed this Agreement on the date set forth below.

Dated: April 20, 2020

J. ALEXANDER'S HOLDINGS, INC.

By: _____
    Name: Mark A. Parkey
    Title: President and Chief Executive Officer

ANCORA ADVISORS, LLC

By: _____
    Name: Frederick DiSanto
    Title: Chairman and Chief Executive Officer

ANCORA MERLIN INSTITUTIONAL LP

By: Ancora Advisors, LLC, its General Partner

By: _____
    Name: Frederick DiSanto
    Title: Chairman and Chief Executive Officer

ANCORA MERLIN LP

By: Ancora Advisors, LLC, its General Partner

By: _____
    Name: Frederick DiSanto
    Title: Chairman and Chief Executive Officer

ANCORA CATALYST INSTITUTIONAL LP

By: Ancora Advisors, LLC, its General Partner

By: _____
    Name: Frederick DiSanto
    Title: Chairman and Chief Executive Officer

[Signature Page to Cooperation Agreement]

ANCORA CATALYST LP

By: Ancora Advisors, LLC, its General Partner

By:  _____
Name: Frederick DiSanto
Title: Chairman and Chief Executive Officer

ANCORA/THELEN SMALL-MID CAP MUTUAL FUND

By: Ancora Advisors, LLC, its Investment Manager

By: _____
Name: Frederick DiSanto
Title: Chairman and Chief Executive Officer

_____
FREDERICK DISANTO



Exhibit A

Press Release

J.ALEXANDER'S HOLDINGS, INC.

FOR IMMEDIATE RELEASE

J. Alexander's Enters into Cooperation Agreement with Ancora Advisors

Appoints New Independent Director Carl J. Grassi to its Board of Directors

NASHVILLE, TN, April 20, 2020 -- J. Alexander's Holdings, Inc. (NYSE: JAX) (the "Company"), owner and operator of J. Alexander's, Redlands Grill, Stoney River Steakhouse and Grill and other restaurants, today announced the expansion of its Board of Directors (the "Board") to seven directors and the appointment of Carl J. Grassi to the Board as part of a cooperation agreement (the "Agreement") with Ancora Advisors, LLC ("Ancora"). Mr. Grassi will serve as a Class II director, with an initial term through the Company's 2020 Annual Meeting of Shareholders (the "2020 Annual Meeting"), and the Company has agreed to include Mr. Grassi in the Company's slate of director nominees for election at the 2020 Annual Meeting for a three-year term.

"We are pleased to welcome Carl to the Board," said Lonnie J. Stout II, Executive Chairman of the Board. "We believe his insight will be an asset as we move forward with the Company's previously announced review of strategic alternatives, which we plan to continue once the COVID-19-related uncertainties in the business community, the restaurant industry and the financial markets are resolved and the Company's performance has returned to levels which will support an attractive valuation."

"We anticipate that Carl will bring a unique perspective to the boardroom and support the Company's efforts to enhance shareholder value," added Mark Parkey, President and Chief Executive Officer of the Company.

Mr. Grassi is a Member at business advisory and advocacy law firm McDonald Hopkins, LLC ("McDonald Hopkins") and serves on its Board of Directors. Mr. Grassi was firm chairman from 2016 to 2019 at McDonald Hopkins after serving as firm president for nine years. Mr. Grassi is corporate counsel to a number of middle-market and growth companies. He has extensive experience assisting clients with corporate law and tax law matters. Mr. Grassi earned a J.D. from Cleveland-Marshall College of Law in 1984. He received a B.S.B.A. from John Carroll University in 1981. Mr. Grassi is a member of the Advisory Board of Ancora Holdings Inc.

Fred DiSanto, Chairman and Chief Executive Officer of Ancora, said, "We are pleased to have reached this agreement with J. Alexander's to add Carl to the Board. We look forward to continuing our collaborative engagement with the Board and management team to drive long-term value creation for shareholders."

Under the terms of the Agreement, Ancora and its affiliates have agreed to abide by customary standstill and voting provisions until the earlier of (i) the 60th day prior to the Company's 2021 Annual Meeting of Shareholders and (ii) the day immediately following any public announcement by the Company that it has abandoned its previously announced strategic review process. The Agreement will be included as an exhibit to the Company's current report on Form 8-K, which will be filed with the Securities and Exchange Commission.

About J. Alexander's Holdings, Inc.

J. Alexander's Holdings, Inc. is a collection of restaurants that focus on providing high quality food, outstanding professional service and an attractive ambiance. The Company presently operates 47 restaurants in 16 states. The Company has its headquarters in Nashville, TN.

For additional information, visit www.jalexandersholdings.com.

About Ancora Advisors, LLC

Ancora Advisors, LLC, is a registered investment adviser with the Securities and Exchange Commission of the United States. Ancora offers comprehensive investment solutions for institutions and individuals in the areas of fixed income, equities, global asset allocation, alternative investments and retirement plans.

Forward-Looking Statements

This press release contains forward-looking statements, which include all statements that do not relate solely to historical or current facts, such as statements regarding our expectations, intentions or strategies regarding the future, including the Company's plans to continue its review of strategic alternatives and its efforts to enhance shareholder value. These forward-looking statements are based on management's beliefs, as well as assumptions made by, and information currently available to, management. Because such statements are based on expectations as to future financial and operating results and other events and are not statements of fact, actual results may differ materially from those projected and are subject to a number of known and unknown risks and uncertainties, including the health and financial effects of the COVID-19 outbreak; the Company's ability to reopen its restaurants for in-person dining, and thereafter to reestablish and maintain satisfactory guest count levels and maintain or increase sales and operating margin in its restaurants under varying economic conditions; the effect of higher commodity prices, unemployment and other economic factors on consumer demand; increases in food input costs or product shortages and the Company's response to them; the number and timing of new restaurant openings and the Company's ability to operate them profitably; competition within the casual dining industry and within the markets in which our restaurants are located; adverse weather conditions in regions in which the Company's restaurants are located; factors that are under the control of third parties, including government agencies; the Company's evaluation of strategic alternatives; as well as other risks and uncertainties described under the headings "Forward-Looking Statements," "Risk Factors" and other sections of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 13, 2020, as amended on April 17, 2020, and subsequent filings. The Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

J. Alexander's Holdings, Inc.
Jessica Hagler
Chief Financial Officer
(615) 269-1900

Ancora Advisors, LLC
James Chadwick
(216) 593-5048

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